# SEC Schedule 13D/A (Amendment No. 13) — Beneficial ownership report by holders of more than 5% of a class

Issuer: C3is Inc., CIK 0001951067
CUSIP: Y18284409
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 331 Kifissias Avenue, Kifissia, Athens, Greece (J3), 14561
Date of event which requires filing of this statement: 08/26/2026
Filed by CIK 0001876581
Persons authorized to receive notices and communications: Harry N. Vafias, 331 Kifissias Avenue, Kifissia, Athens, Greece (J3), 14561, 011 30210 625 0001

## Reporting persons
- Imperial Petroleum Inc. (CIK 0001876581): type of reporting person: corporation (CO); citizenship or place of organization: Marshall Islands (1T); source of funds: other (OO); sole voting power 6,136,475; shared voting power 0; sole dispositive power 6,136,475; shared dispositive power 0; aggregate amount beneficially owned 6,136,475 (80.5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: C3is Inc.
Address of issuer's principal executive offices: 331 Kifissias Avenue, Kifissia, Athens, Greece (J3), 14561
Comment: This Amendment No. 13 (this "Amendment No. 13") to Schedule 13D (originally filed on July 28, 2023 and amended by Amendment No. 1 filed on January 24, 2024, Amendment No. 2 filed on March 20, 2024, Amendment No. 3 filed on May 1, 2024, Amendment No. 4 on January 14, 2025, Amendment No. 5 filed on April 15, 2025, Amendment No. 6 filed on October 10, 2025, Amendment No. 7 filed on December 15, 2025, Amendment No. 8 filed on December 30, 2025, Amendment No. 9 filed on February 4, 2026, Amendment No. 10 filed on May 6, 2026, Amendment No. 11 filed on June 24, 2026 and Amendment No. 12 filed on July 30, 2026), relates to the common stock, par value $0.01 per share ("Common Stock"), of C3is Inc., a Marshall Islands corporation (the "Issuer"), and is being filed by Imperial Petroleum Inc., a Marshall Islands corporation ("Imperial Petroleum" or the "Reporting Person"). Information given in response to each item below shall be deemed incorporated by reference in all other items below. Unless indicated otherwise, all items left blank remain unchanged, and any items which are amended below are deemed to amend and update the existing items in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the statement is hereby amended by adding the following paragraphs to the end of Item 3:

This Amendment No. 13 updates the number of shares of Common Stock beneficially owned by Imperial Petroleum as a result of changes in the conversion price of the 5.0% Series A Cumulative Convertible Perpetual Preferred Stock, par value $0.01 per share (the "Series A Convertible Preferred Stock"), of the Issuer. The conversion price has been adjusted to $2.4444 pursuant to the terms of the Series A Convertible Preferred Stock as a result of the Issuer's 1-for-40 reverse stock split of its Common Stock, effective August 19, 2026, and the related adjustment of the exercise price of the Class B-1, B-2, C-1 and C-2 Warrants of the Issuer during the adjustment period applicable to such warrants, which ended August 26, 2026.

This Amendment No. 13 is also being filed to update the percentage of shares of Common Stock of the Issuer beneficially owned by Imperial Petroleum to reflect change in percentage ownership based on the revised total number of outstanding shares of Common Stock.

Harry N. Vafias, the Chairman, Chief Executive Officer and President of Imperial Petroleum, is the Non-Executive Chairman of the Issuer and is the beneficial owner of 19 shares of Common Stock, including through Arethusa Properties LTD and Flawless Management, Inc., as of the date hereof. John Kostoyannis and George Xiradakis, each a director of Imperial Petroleum, are each a director of the Issuer and own nil and nil shares of Common Stock, respectively, as of the date hereof.

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Person involved in the securities described in this Schedule 13D in connection with the Spin-Off Distribution, and intends to review its investment in the Issuer on a continuing basis. The Reporting Person may from time to time acquire additional securities of the Issuer, or retain or sell all or portion of the shares then held by the Reporting Person, in the open market, block trades, underwritten public offerings or privately negotiated transactions. Any actions the Reporting Person might undertake with respect to its investment in the Issuer may be made at any time and from time to time and will be dependent upon the Reporting Person's review of numerous factors, including, but not limited to: ongoing evaluation of the Issuer's business, financial condition, operations, prospects and strategic alternatives; price levels of the Issuer's securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; tax considerations; liquidity of the Issuer's securities; and other factors and future developments. Mr. Vafias serves as the Non-Executive Chairman of the Issuer and John Kostoyannis and George Xiradakis each serve as a director of the Issuer, other shareholders of the Issuer and other relevant parties, which discussions may include matters ranging from the operations and conduct of the Issuer's business to considering or exploring extraordinary corporate transactions including the events listed in Item 4(a) through 4(j) of Schedue 13D. In connection with these discussions, the Reporting Person may, either directly or through one or more affiliates, determine to take any available course of action or to take no course of action and may at any time and from time to time take steps to further or implement such course of action, including any of the events listed in Item 4(a) through 4(j) of Schedule 13D. Any action or actions the Reporting Person may undertake with respect to its investment in the Issuer or the operations and conduct of the Issuer's business will be dependent upon the Reporting Person's review of numerous factors, including those listed above, and the Reporting Person specifically reserves the right to change its intentions, or to formulate plans and proposals, with respect to any or all of the matters described in this paragraph, subject to applicable law and regulations.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The responses of Imperial Petroleum to Rows (7) through (11) of the cover page of this Schedule are incorporated herein by reference. Except as set forth herein, neither Imperial Petroleum nor, to the knowledge of Imperial Petroleum, the Covered Persons beneficially own any Common Stock as of the date of this filing.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses of Imperial Petroleum to Rows (7) through (11) of the cover page of this Schedule are incorporated herein by reference. Except as set forth herein, neither Imperial Petroleum nor, to the knowledge of Imperial Petroleum, the Covered Persons beneficially own any Common Stock as of the date of this filing.
Transactions in the class effected during the past sixty days: The information set forth in Item 3 is hereby incorporated herein by reference. Other than as set forth in this Schedule, neither Imperial Petroleum nor, to the best of its knowledge, any of the Covered Persons has engaged in any transaction in any Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to Imperial Petroleum to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock covered by this Schedule.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Imperial Petroleum Inc.: /s/ Harry N. Vafias, Chief Executive Officer (08/28/2026)